Act: 1934
Section: 12(h)(3)
Rule:
Public
Availability: 12/11/2006

No Act
P.E. 12-11-06

DEC 20 2006

December 11, 2006



Response of the Office of Chief Counsel
Division of Corporation Finance


06066189

Re: CPA:14 Holdings Inc.
Incoming letter dated December 11, 2006

Based on the facts presented, it is the Division's view that the effectiveness of CPA:14 Holdings Inc.'s registration statement on Form S-4 and the post-effective amendment thereto during the fiscal year 2006 would not preclude CPA:14 Holdings Inc. from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note the following:

- no securities of CPA:14 Holdings Inc. were sold pursuant to the registration statement on Form S-4;
- CPA:14 Holdings Inc. has filed a post-effective amendment to the registration statement on Form S-4 to deregister the securities of CPA:14 Holdings Inc.;
- CPA:14 Holdings Inc. has filed the articles of dissolution with the State of Maryland; and
- CPA:14 Holdings Inc. will file a Form 15 making appropriate claims pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its Form 10-Q for the quarter ended September 30, 2006.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

1369750



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2006

Mail Stop 3010

Kathleen Werner
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019-6131

RE: CPA:14 HOLDINGS INC.

Dear Ms. Werner:

In regard to your letter of December 11, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn, Chief
Office Chief Counsel

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

Kathleen Werner
Partner

DIRECT TEL +1 212 878 8526
kathleen.werner@cliffordchance.com

Securities Exchange Act of 1934,
Sections 15(d) and 12(h) and Rule 12h-3

December 11, 2006

Carol M. McGee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Corporate Property Associates 14 Incorporated / CPA:14 Holdings Inc.
Registration Statement on Form S-4 (the "Registration Statement")
File Nos. 333-136031 and 333-136031-01

Dear Ms. McGee:

On behalf of our clients Corporate Property Associates 14 Incorporated ("CPA®:14"), a Maryland corporation, and CPA:14 Holdings Inc. ("Holdings"), a Maryland corporation, we are requesting, subject to the conditions and based on the facts and circumstances set forth below, that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the Staff concurs with our clients' view that the effectiveness of Holdings' registration statement on Form S-4 during the fiscal year ending December 31, 2006 would not preclude Holdings from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules promulgated thereunder, and thereby suspending Holdings' duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13(a) of the Exchange Act with respect to the fiscal year during which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2006). Alternatively, we hereby request that the Commission exempt Holdings from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Background

In June 2006, CPA®:14 and Holdings entered into a merger agreement which contemplated that CPA®:14 would acquire Corporate Property Associates 12 Incorporated ("CPA®:12") by merger in a transaction in which the stockholders of CPA®:12 were entitled to elect to receive either shares of CPA®:14 common stock or cash, with no limitation on the percentage of stockholders who could elected cash. The companies agreed to structure the transaction so that it would qualify as tax free for those stockholders who elected stock. The companies proposed two alternative proposals for the structure of the merger in order to achieve this objective. Under the first proposed structure, CPA®:12 would merge directly with and into CPA®:14, with CPA®:14 surviving the merger (the "Direct Merger"). However, under applicable rules relating to tax-free reorganizations, an election by the holders of more than 60% of the outstanding CPA®:12 shares to receive cash could make the Direct Merger taxable, even to CPA®:12 stockholders who elected to receive CPA®:14 shares. In order to preserve the tax-free nature of the transaction for those electing stock, if more than 60% of CPA®:12's stockholders made cash elections, the companies agreed the transaction would be completed using an alternate structure whereby CPA®:12 and CPA®: 14 would each be merged into and become, subsidiaries of Holdings (the "Alternate Merger").

Holdings is a newly formed entity that was formed solely to complete the Alternate Merger, if necessary. Holdings' sole asset consists of $1,000 of cash representing the initial capital contributed by its sole stockholder Carey Asset Management Corp., a wholly-owned subsidiary of W.P Carey and Co. LLC, which is the external manager of CPA®:14. Carey Asset Management Corp. holds 100 shares of the common stock, $.001 par value per share of Holdings, which represents the only outstanding securities of Holdings. These shares were issued on July 17, 2006 as Holdings' initial capitalization in order to establish the company. The shares were issued directly by Holdings to Carey Asset Management Corp. in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended ("Securities Act") pursuant to Section 4(2) of that Act. Carey Asset Management Corp. paid an aggregate of $1,000 in cash to Holdings for its 100 shares of common stock. As noted, this $1,000 of cash represents Holdings' only asset. Carey Asset Management Corp. is the sole record and beneficial holder of Holdings' outstanding securities. Holdings has conducted no operations during its existence. Its sole purpose was to serve as a holding company for both CPA®:12 and CPA®:14 if the amount of stockholder cash elections exceeded 60% and the companies were required to consummate the Alternate Merger.

CPA®:14 and Holdings filed the captioned Registration Statement on Form S-4 with the Commission on July 25, 2006 to register their respective shares of common stock, par value $.001, which could be issued to those stockholders of CPA®:12 who elected to receive stock in the transaction, depending upon whether the Direct Merger or the Alternate Merger would be used to consummate the transaction. Both CPA®:14 and Holdings are co-registrants under the Registration Statement because at the time of filing, it was impossible to predict what the outcome of the CPA®:12 stockholder election process would be. The Registration Statement became effective in October 2006 and definitive proxy materials and election forms were mailed to stockholders beginning October 25, 2006. Accordingly, the common stock of both CPA®:14 and Holdings were offered to the stockholders of CPA®:12, although the common stock of only one of the companies would ultimately be issued and sold in the merger to those CPA®:12 stockholders who elected to receive stock in exchange for their CPA®:12 common stock.

The meetings of the stockholders of CPA®:12 and CPA®:14 to consider and vote on the merger were held on November 30, 2006. The requisite vote of each company's stockholders to approve the merger was obtained. CPA®:12 stockholder elections were also completed on November 30, 2006 with the result that only approximately 30% of CPA®:12's stockholders elected to receive cash in the merger, which is well below the 60% threshold that would have required the companies to consummate the transaction using the alternate merger structure. Accordingly, the merger was consummated on December 1, 2006 through the Direct Merger, rather than the Alternate Merger.

For the further information of the Staff of the Commission, we note the following:

- Each of CPA®:14 and Holdings is current in their respective filings under the Exchange Act, including current reports on Form 8-K.
- Holdings has not filed a registration statement to register its securities under Section 12 of the Exchange Act.
- Other than the above captioned Registration Statement, Holdings has not filed any registration statements under the Securities Act.
- On December 11, 2006, Holdings filed a post-effective amendment to its above captioned Registration Statement de-registering its securities, as none of them were issued or sold in the Alternate Merger.
- Holdings has not applied and will not apply to list its securities on a national securities exchange or any other trading market.
- Holdings undertakes to file a Form 15 with the Commission on or before the due date for filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Requested Relief

Since the fiscal year of Holdings will end on the last day of December in 2006, Holdings is requesting that the Staff grant it relief from the obligation to file reports, including its Quarterly Report on Form 10-Q for the September 2006 fiscal quarter and its Annual Report on Form 10-K for the 2006 fiscal year pursuant to Sections 13(a) and 15(d) of the Exchange Act during the remainder of the fiscal year ending December 31, 2006 and issue a no-action letter advising Holdings that the Staff concurs with Holdings' view that the effectiveness of the Registration Statement during the fiscal year ending December 31, 2006 would not preclude Holdings from utilizing Rule 12h-3 under the Exchange Act and the rules promulgated thereunder, and thereby suspending Holdings' duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13(a) of the Exchange Act with respect to the fiscal year during which the Registration Statement became effective (i.e., the fiscal year ending December 31, 2006). Alternatively, Holdings requests that the Commission exempt Holdings from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. Holdings is technically subject to such reporting obligations because it was the registrant under a registration statement that was declared effective this year. Holdings has not sold and will never sell any securities under the Registration Statement. Holdings' only asset consists of $1,000 in cash. Holdings has conducted no operations and will never do so. Holdings intends to file a Form 15 with the Commission on or before the due date for filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. On December 11, 2006, Holdings filed a post-effective amendment de-registering its securities registered under the Registration Statement and the Articles of Dissolution under the Maryland General Corporation Law, which terminated its existence. Because Holdings has de minimis assets, no operations and only one stockholder, we believe that the requested relief is consistent with the principles of Rule 12h-3 promulgated under the Exchange Act. Any periodic report filed by Holdings would contain no information that would be material or beneficial to third parties. It would simply report that Holdings has virtually no assets, has conducted no operations and has been dissolved. This same information was included in the Registration Statement.

The Commission has stated that "the purpose of periodic reporting under Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Id.

Although the Registration Statement was declared effective, the merger was completed on December 1, 2006 using the Direct Merger, whereby, CPA®:12 merged with and into CPA®:14, CPA®:14 survived the merger and CPA®:12 stockholders received CPA®:14 common stock or cash depending upon their election. The Alternate Merger was never consummated. While securities of both CPA®:14 and Holdings were offered to CPA®:12 stockholders, the sale of Holdings' securities was subject to the condition that they would be "sold" (i.e., issued in the Alternate Merger in exchange for CPA®:12 stock) only if the elections of CPA®:12 stockholders would have resulted in the Direct Merger being a taxable transaction. In fact, ultimately no securities of Holdings were issued or sold to the public pursuant to the Registration Statement, there are no public shareholders of Holdings and securities of Holdings will be never be offered or sold in the future. Therefore, Holdings has no "investing public" to whom information about its activities through the end of fiscal year 2006 should be made available. Because of the absence of any public shareholders, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." Id. The burdens imposed on Holdings under Rule 12h-3 clearly outweigh the benefits. The preparation and filing of periodic reports would impose a financial burden on Holdings and would involve significant management efforts. Since Holdings has no public shareholders as a result of the merger or otherwise, the investing public would derive no benefit from requiring Holdings to file any periodic reports under the Exchange Act.

We believe that this situation is analogous to other situations in which the Commission has granted relief from the filing requirements of Section 15(d). In the past two years the Commission's Division of Corporation Finance (the "Division") granted relief from the filing requirements of Section 15(d) to several registrants based on the Division's view that their registration statements did not preclude them from utilizing Rule 12h-3 because no securities were sold pursuant to such registration statements, the registration statements were withdrawn and the registrants represented that they would file certifications on Form 15 on or before the due date of their annual reports. *See, e.g.*, Watchdata Technologies Ltd., *2006 SEC No-Act. LEXIS 525* (June 29, 2006); Advisors REIT I, Inc., *2006 SEC No-Act. LEXIS 382* (March 31, 2006); Infiniti Solutions Ltd., *2005 SEC No-Act. LEXIS 370* (March 8, 2005). Although we cannot technically withdraw the Registration Statement because shares of one of the co-registrants, CPA®:14, were issued in the Direct Merger, we do not believe that this fact changes the substantive analysis described above. Indeed, in several situations the Staff has granted relief where shares were actually issued under registration statements that were not withdrawn because the Staff determined that filing of post-effective amendments removing unsold securities from registration and filing of certifications on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 was sufficient and because, as in the case with Holdings, there were no policies to be served by continuing to have the entity file periodic reports. *See, e.g.*, WaveRider Communications Inc., *2006 SEC No-Act. LEXIS 407* (March 31, 2006); PacifiCare Health Systems, Inc., *2006 SEC No-Act. LEXIS 352* (March 16, 2006); Unocal Corporation *2005 SEC No-Act. LEXIS 758* (October 21, 2005). Other than the condition in Rule 12h-3(c), Holdings meets all of the other conditions set forth in Rule 12h-3. Therefore, the policy described in the Release that current information be provided to the investing public is satisfied.

Please note that we do not seek no-action or exemptive relief for Holdings' co-registrant, CPA®:14, which has filed several registration statements with the Commission pursuant to which it has offered and sold securities, has been a reporting company since its inception and will continue to file periodic reports for so long as it is required to do so.

Conclusion

Based on the facts and circumstances described above, we believe the requested relief is consistent with the principles of Rule 12(h) promulgated under the Exchange Act and is analogous to other situations in which the Staff has granted such relief. If the Staff is unable to concur or to take a no-action position, we request that the Staff consider this an application for an exemption to file periodic reports.

The Registration Statement was declared effective by the Commission on October 25, 2006. Holdings will, therefore, be required to file a Quarterly Report on Form 10-Q for the September 30, 2006 fiscal quarter by December 11, 2006. As such, your prompt attention to this matter is sincerely appreciated.

If you have any questions regarding the matters described in this letter, please call me at (212) 878-8526.

Sincerely,



Kathleen Werner